Exhibit 99.15

Press Release

Angola: Total Launches Zinia 2 Development

in Deep Offshore Block 17

Paris, May 28, 2018 – Total and its partners have taken the final investment decision to launch the Zinia 2 deep offshore development in Block 17, 150 kilometers offshore Angola. The Zinia 2 project will have a production capacity of 40,000 barrels per day (b/d), sustaining Pazflor field production, on stream since 2011.

Zinia 2 is the first of several possible short-cycle developments on Block 17 that will unlock its full potential by connecting satellite reservoirs to the existing floating storage, production and offloading (FPSO) units.

“Zinia 2 opens a new chapter in the history of Block 17. This project will allow to extend the profitability of this prolific block, with over 2.6 billion barrels already produced. Thanks to the favorable fiscal framework introduced by the Angolan authorities for satellite developments, other projects similar to Zinia 2 are currently under consideration on Block 17,” said Arnaud Breuillac, President of Total Exploration & Production. “The project is also a good example of capex discipline and cost optimization: the work carried out to simplify the design while capturing deflation allowed the partners to cut the development costs by more than a half.”

Zinia 2 comprises nine wells in water depths ranging from 600 to 1,200 meters, tied back to the Pazflor FPSO with a budget of US$1.2 billion.

Total operates the Block 17 with a 40% interest, alongside affiliates of Equinor (23.33%), Exxon Mobil (20%), and BP (16.67%). Sonangol, is concessionaire. It has four FPSOs — Girassol, Dalia, Pazflor and CLOV. In 2017, its production averaged 600,000 b/d.

Total Exploration & Production in Angola

Present in Angola since 1953, Total is the country’s leading oil operator. Total’s production averaged 229,000 barrels of oil equivalent per day in 2017 from Blocks 17, 1 and 0, as well as Angola LNG.

In addition to Block 17, Total also operates the Kaombo deep offshore project in Block 32 with 30% interest. In April 2014, the final investment decision was made to develop its estimated 650 million barrels of reserves using two converted FPSOs, for a production capacity of 230,000 b/d. The start-up of the first FPSO, Kaombo Norte, is expected by summer 2018.

Total is also a partner in Blocks 14 (20%), 14K (36.75%) and 0 (10%) and Angola LNG (13.6%).

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

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